SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BIOENVISION, INC.

(Name of Subject Company)

BIOENVISION, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(including the associated preferred stock purchase rights)

Series A Convertible Participating Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

09059N100

(CUSIP Number of Common Stock)

David P. Luci

345 Park Avenue, 41st Floor

New York, New York 10154

(212) 750-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher J. Denn, Esq.

James R. Kasinger, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this amendment is to amend (i) Item 8 – Additional Information and (ii) Item 9 – Exhibits by adding new exhibit (e)(10) and revising the Exhibit Index accordingly.

Item 8.         Additional Information.

Item 8 is hereby amended by adding the following paragraph to the end of such section:

(i)                Certain Legal Proceedings.

On June 7, 2007, three purported shareholders of the Company filed a purported class action lawsuit in the Court of Chancery in the State of Delaware, New Castle County docketed as Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008 (the “Action”) against the Company, each of its directors, Genzyme and Purchaser.  The Action purports to be brought individually and on behalf of all holders of shares of Company Common Stock.  The Action alleges that the director defendants breached their fiduciary duties to the Company’s shareholders in connection with the Offer and that Genzyme aided and abetted such alleged breach of the director defendants’ fiduciary duties.  Based on these allegations, the Action seeks, among other relief, injunctive relief preliminarily and permanently enjoining each of the Company, its directors, Genzyme and Purchaser from consummating the Offer and the Merger, directing the director defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of the Company’s shareholders, and rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof.  The Company and the Company Board believe the allegations in the Action are without merit.

A copy of the complaint in the Action is attached hereto as Exhibit (e)(10) and is hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (e)(10).

Item 9.	Exhibits.

Exhibit No.	Description

(e)(10)

Complaint filed by Brian Trombley, Dan J. Thomas, Jr. and John Hawn, on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 7, 2007, in the Court of Chancery in the State of Delaware, New Castle County.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2007	BIOENVISION, INC.

	By:	/s/ Christopher B. Wood
Christopher B. Wood
Chairman and Chief Executive Officer